Exhibit 99.1

Contact	Francesca DeMartino Investor Relations & Corporate Communications +1 (310) 739-6476 francesca@macrocure.com	FOR IMMEDIATE RELEASE March 17, 2015

MACROCURE LTD. PROVIDES CORPORATE UPDATE AND REPORTS
FOURTH QUARTER AND FULL YEAR 2014 FINANCIAL RESULTS

—Company announces anticipated timeline for DFU Phase III clinical trial results—

—Company accelerates timelines for VLU Phase III clinical trial results—

—Conference call and webcast scheduled for March 18, 2015 at 9:00 am Eastern Time—

PETACH TIKVA, Israel, March 17, 2015 – Macrocure Ltd. (“Macrocure” or “the Company”) (NASDAQ: MCUR), a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, today provided a corporate update and reported financial results for the fourth quarter and full year ended December 31, 2014.

Recent Highlights:

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Data from the Company’s ongoing pivotal Phase III, randomized, double-blind, sham controlled clinical trial in Diabetic Foot Ulcer (DFU) is expected in October 2015. This timing is in line with the previously disclosed milestone of reporting clinical trial results in the second half of 2015.

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Due to strong recruitment rates from its ongoing Venous Leg Ulcer (VLU), pivotal, Phase III, randomized, double-blind, placebo controlled clinical trial, the Company intends to accelerate timelines and report full clinical trial results in the first half of 2016 versus the second half of 2016.

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Results from the Company’s Mechanism of Action (MOA) study presented in February 2015 demonstrated the presence of 55 cytokines and growth factors and a significant up-regulation and amplification, by 2 to 100 fold from the baseline, of these biochemical factors in the Company’s lead product candidate, CureXcell; the study is the first of its kind in the Wound Care space.

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The MOA study suggests that the Company’s science and technology have additional clinical applications that present an opportunity to expand the product pipeline to additional indications outside of wound care.

•	The Company intends to present two clinical abstracts at the upcoming Symposium for Advanced Wound Care (SAWC) in April in San Antonio, Texas.

•	Total cash position as of December 31, 2014 is $47.4 million; cash expected to be used for ongoing operating activities in 2015 is $21-$25 million.

Management Commentary

"We set far-reaching business objectives in 2014. We are proud of our accomplishments, including the on-time achievement of each of our milestones, which most notably includes consummating our Initial Public Offering, completing and initiating patient recruitment in our DFU and VLU trial, respectively, and commencing and completing our Mechanism of Action study," stated Nissim Mashiach, President and Chief Executive Officer of Macrocure.

“We reaffirm that 2015 is an important year for Macrocure. We are on schedule to report DFU clinical trial data in an expeditious manner and we are excited to report sooner-than-expected timelines in our VLU trial. To these ends, in January 2015, we successfully completed the sixth and final meeting with the Data Safety Monitoring Board for our ongoing pivotal phase III DFU study. As with prior meetings, we were advised to continue the clinical study with no modifications after receiving confirmation that no safety concerns have been observed throughout the duration of the study. Furthermore, in December 2014, we successfully completed the first DSMB meeting for the ongoing pivotal phase III VLU study. The DSMB recommended the study continue with no modifications. As a result of the accelerated timeline of our VLU study pursuant to which we intend to report full clinical trial results in the first half of 2016 versus the second half of 2016, we will not report interim trial results in second half of 2015.  However, we intend to conduct a futility analysis for our VLU clinical trial, which will include quantitative results in the form of ranges of probability for success. These results are expected in the third quarter of 2015,” added Mr. Mashiach.

“Finally, we continue to build our team at Macrocure with the additions of Mark Page (formerly with Credit Suisse Securities) as Chief Financial Officer and Dr. Tharuvai Ramesh, Ph.D. (formerly of Nuron Biotech, Pfizer and Wyeth) as VP Operations.  These moves strengthen our resources and expertise and further positions Macrocure to realize our promise of transforming the advanced wound care space," concluded Mr. Mashiach.

Financial Results for the Fourth Quarter Ended December 31, 2014

Research and development expenses for the fourth quarter of 2014 were $5.7 million, compared with $3.0 million for the fourth quarter of 2013. This increase was primarily due to significant increases in patient recruitment and enrollment, especially in our VLU study.

General and administrative expenses for the fourth quarter of 2014 were $1.9 million, compared with $0.8 million for the fourth quarter of 2013. This increase was primarily due to increased professional expenses and other customary costs associated with being a publicly-traded company.

For the fourth quarter of 2014, the Company posted a net loss of $7.6 million, or $0.42 loss per share compared with a net loss of $3.9 million, or $0.52 loss per share, in the fourth quarter of 2013.

Financial Results for the Year-Ended December 31, 2014

Research and development expenses for the twelve months ended December 31, 2014 were $15.5 million, compared with $9.3 million for the comparable period in 2013. This increase was primarily due to the ongoing clinical development of CureXcell, including increased expenditures associated with the continued and increased patient recruitment in the DFU and VLU trials.

General and administrative expenses for the twelve months ended December 31, 2014 were $5.4 million, compared with $4.6 million for the comparable period in 2013. This increase was primarily due to expenses incurred during the IPO, increased professional expenses and other customary costs associated with being a publicly-traded company.

Finance expenses, net for the twelve months ended December 31, 2014 were $4.5 million, compared with $4.3 million for the comparable period in 2013. These items are both one-time, non-cash expenses associated with a convertible credit line made available to the Company in 2014 and a revaluation of warrants in 2013.

For the twelve months ended December 31, 2014, the Company posted a net loss of $25.5 million, or $2.15 loss per share, compared with a net loss of $18.3 million, or $2.46 loss per share, for the comparable period in 2013.

Balance Sheet Highlights and Other Items

As of December 31, 2014, cash and cash equivalents, including short-term and long-term deposits were $47.4 million, compared with $19.0 million as of December 31, 2013. This increase was due to the Company’s Initial Public Offering on August 5, 2014, which resulted in the Company’s receipt of approximately $46.7 million in net proceeds.

As of February 28, 2015, the Company had 16,702,225 ordinary shares outstanding. This figure excludes an additional 1,339,244 ordinary shares issuable upon exercise of warrants at an exercise price of NIS 0.01 per share that were outstanding as of that date.

Guidance

We expect cash used for ongoing operating activities in 2015 will be $21-$25 million, reflecting anticipated expenditures to complete our current phase III clinical trials in process this year. This range excludes approximately $4 million in potential capital expenditures in 2015 primarily for our new U.S. manufacturing facility; the exact timing of such capital expenditures is yet to be determined.

Expected Corporate Milestones

▪	3Q 15: Phase III futility analysis results for VLU

▪	October 2015: Phase III clinical trial results for DFU

▪	1H 2016: Phase III results for VLU

▪	2H 2016: Submit BLA to the FDA

Financial Results Conference Call and Webcast

Macrocure’s management will host a conference call to discuss the financial results and provide a business update on Wednesday, March 18, 2015 at 9:00 am EST; 6:00 am PST; 4:00 pm Israel time. Shareholders and other interested parties may participate in the call by dialing (877) 303-6496 (domestic/U.S.) or (315) 625-3080 (international) and provide Conference ID: 90068247. Alternatively, to access a live audio webcast of the call please visit the Investor Relations section of the Company's website at http://investor.macrocure.com. The audio webcast will continue to be available for 30 days.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds, such as diabetic foot ulcers and venous leg ulcers. The Company’s novel approach is to treat and close chronic and other hard-to-heal wounds by injecting the human body’s own wound healing and regenerative components directly into the wound itself.

Macrocure’s lead product candidate, CureXcell, is a unique combination of living human white blood cells that have been activated to facilitate the healing process and stimulate wound closure. CureXcell addresses each phase of healing in the impaired wound, including the production of growth factors and other biochemical factors involved in fibroblast activation, cell migration and extracellular matrix production, stimulating the body’s natural healing process. CureXcell is currently in two pivotal Phase III, double-blind clinical trials targeting a broad indication for the treatment of all types of wounds below the knee. For more information, please visit: www.macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecasts, commercial results, clinical trials and regulatory authorizations. Forward-looking statements are based on Macrocure’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in regulatory approval process or additional competition in the market, including those risks discussed under the heading "Risk Factors" in Macrocure's Registration Statement on Form F-1 filed with the Securities and Exchange Commission. The forward-looking statements made herein speak only as of the date of this announcement and Macrocure undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.